C$ unless otherwise stated TSX/NYSE/PSE: MFC SEHK: 945
For Immediate Release September 3, 2014

Manulife to offer $2.1 billion of subscription receipts for common shares

Toronto – Manulife today announced that the acquisition of the Canadian-based operations of Standard Life plc will be funded, in part, from the net proceeds of the issuance of approximately $2.1 billion of subscription receipts (before any exercise of the over-allotment option, as described below) by way of a $1.6 billion public bought deal and a concurrent private placement to the Caisse de dépôt et placement du Québec for $500 million.  The balance of the acquisition funding will be from internal resources and possible future debt and/or preferred share issuances.

Standard Life of Canada has outstanding $400 million of subordinated debt which will remain outstanding following completion of the acquisition and is expected to continue to qualify as regulatory capital.

Manulife is targeting, at close of the acquisition, a MCCSR ratio in the range of 235%-240% and a financial leverage ratio of approximately 28%1.

Subscription Receipt Offering

Manulife has agreed to sell, on a bought deal basis, an aggregate of  74,450,000 subscription receipts at a price of $21.50 per subscription receipt for gross proceeds of approximately $1.6 billion.  The subscription receipts will be offered through a syndicate of investment dealers (the “underwriters”).  Manulife has granted to the underwriters an over-allotment option to purchase, on the same terms, up to an additional 7,445,000 subscription receipts (representing gross proceeds of $160 million at the issue price). This option is exercisable by the underwriters, in whole or in part, at any time for a period of up to 30 days following closing of the public offering.

In addition to and concurrently with the closing of the public offering, the Caisse de dépôt et placement du Québec has agreed to purchase 23,786,870 subscription receipts from Manulife in a private placement at the public offering price (less a private placement fee) for gross proceeds of approximately $500 million. The Caisse de dépôt et placement du Québec has also agreed not to transfer any subscription receipts prior to closing of the acquisition.

In aggregate the subscription receipt offerings will result in gross proceeds of approximately $2.1 billion ($2.26 billion should the over-allotment option be exercised in full).

Each subscription receipt will entitle the holder to automatically receive, without payment of additional consideration or further action, upon closing of the Standard Life of Canada acquisition, one common

1 See “Caution regarding forward-looking statements.”

share of Manulife together with an amount equal to the per share dividends Manulife declares on its common shares, if any, for record dates which occur in the period from and including the closing date of the offering to but excluding the date the acquisition closes, net of any applicable withholding taxes. Purchasers of the subscription receipts will not be entitled to receive any dividend equivalent for the dividend payable on or about September 19, 2014 to common shareholders of record at the close of business on August 19, 2014.

The net proceeds from the sale of the subscription receipts will be held by an escrow agent pending the fulfillment or waiver of all other outstanding conditions precedent to closing the acquisition, including, among other things, receipt of all regulatory and government approvals required to finalize the acquisition. In the event such approvals and conditions are not satisfied prior to 9 months from September 3, 2014 or if the acquisition agreement is terminated prior to such time, or Manulife advises the underwriters or discloses to the public that it does not intend to proceed with the acquisition of Standard Life of Canada, holders of the subscription receipts will be entitled to a full return of their purchase price together with their pro rata portion of interest earned or deemed to be earned on the escrowed proceeds, net of any applicable withholding taxes, and the subscription receipts will be cancelled.

The subscription receipts will be offered in all provinces and territories of Canada by way of a supplement to Manulife’s base shelf prospectus dated June 23, 2014. The offering is subject to the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX. Closing of the offering is expected to occur on or about September 15, 2014, with completion of the private placement being conditional upon closing of the public offering.

The subscription receipts have not been and will not be registered under the United State Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. person absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the subscription receipts in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful.

Notes:
Manulife will host an Analyst Conference Call at 5:00 p.m. ET on September 3, 2014. For local and international locations, please call 416-340-8530 and toll free in North America please call 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 9:00 p.m. ET on September 3, 2014 through September 17, 2014 by calling 905-694-9451 or 1-800-408-3053 (passcode: 3387611).

The Analyst Conference Call will also be webcast through Manulife’s website at 5:00 p.m. ET on September 3, 2014. You may access the webcast at: www.manulife.com/presentations. An archived version of the webcast will be available on September 3 at 8:00:pm. ET on the website at the same URL as above.

About Manulife
Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife and its subsidiaries were approximately C$637 billion (US$597 billion) as at June 30, 2014. We operate as John Hancock in the U.S. and as Manulife in other parts of the world.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

Investor Relations:
Steven Moore
Manulife
416-926-6495
steven_moore@manulife.com

Anique Asher
Manulife
416-852-9580
anique_asher@manulife.com

Media inquiries:
Sean B. Pasternak
Manulife
416-852-2745
sean_pasternak@manulife.com

Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995 with respect to Manulife’s offering of subscription receipts and acquisition of Standard Life of Canada. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  There can be no assurance that the proposed offering or the proposed acquisition will be completed. The offering is subject to customary closing conditions and stock exchange approvals and the acquisition is subject to various approvals, including the approval of shareholders of Standard Life plc, and regulatory approvals from the Canadian Minister of Finance, the Canadian Competition Bureau and certain securities regulatory authorities, and the fulfillment of certain conditions and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. The proposed transaction could be modified, restructured or terminated.  Additional information about material factors that could cause actual results to differ materially from expectations may be found in the caution regarding forward-looking statements in our press release announcing the acquisition of the Canadian-based operations of Standard Life plc, in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.  We do not undertake to update any forward-looking statements except as required by law.